PERFUMANIA HOLDINGS, INC.

35 Sawgrass Drive, Suite 2

Bellport, New York 11713

March 5, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Perfumania Holdings, Inc.

Registration Statement on Form S-4

File No. 333-179124

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, Perfumania Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-179124) to 10:00 a.m., Eastern Time, on Tuesday, March 6, 2012, or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Securities and Exchange Commission

March 5, 2012

Please contact me at (631) 866-4157 or Matthew C. Dallett of Edwards Wildman Palmer LLP at (617) 239-0303 if you have any questions about this request.

Sincerely,

/s/ Donna L. Dellomo

Donna L. Dellomo

Chief Financial Officer

cc:	Lisa Kohl, Securities and Exchange Commission

Dietrich King, Securities and Exchange Commission